  EXHIBIT 23.1

Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

Consent of Independent Registered Public Accounting Firm

We have read the non-offering prospectus of Paramount Gold and Silver Corp. (the “Company”) dated October 8,  2008. We have complied with the generally accepted standards of the Public Company Accounting Oversight Board (United States) for an auditor’s involvement with offering documents.

We have consented to the use in the above-mentioned prospectus of our report to the board of directors and stockholders of the Company on the consolidated balance sheets of Paramount Gold and Silver Corp. as of June 30, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years ended June 30, 2008 and 2007. Our report is dated August 31, 2008.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, BC, Canada

October 8, 2008